Exhibit 12.1

Michael Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Periods Ended

(in thousands, except ratios)

	Company		Predecessor			2001 Predecessor
	Year ended December 31, 2004	One month ended December 31, 2003	Eleven months ended November 30, 2003	Year ended December 31, 2002	Nine Months ended December 31, 2001	Three Months ended March 31, 2001	Year ended December 31, 2000
Earnings:
Income (loss) before income taxes	$54,495	$(7,365)	$(29,547)	$48,204	$21,815	$(9,312)	$73,600
Add:
Fixed charges	44,618	5,103	43,530	52,355	46,045	3,692	15,315
Amortization of capitalized interest	572	48	524	572	429	143	572
Subtract:
Interest capitalized	(168)	—	(32)	—	(196)	—	(224)

Adjusted Earnings	$99,517	$(2,214)	$14,475	$101,131	$68,093	$(5,477)	$89,263

Fixed Charges:
Interest expensed and capitalized	$41,239	$4,782	$38,057	$46,737	$40,172	$3,292	$13,715
Interest portion of rentals	1,333	151	1,657	1,400	1,155	375	1,500
Amortization of capitalized debt expense	2,046	170	3,816	4,218	2,359	25	100

	$44,618	$5,103	$43,530	$52,355	$43,686	$3,692	$15,315

Ratio of earnings to fixed charges (1)	2.23	—	—	1.93	1.56	—	5.83

(1)	Due to the Company’s loss for the one month ended December 31, 2003, and the Predecessor’s loss for the eleven months ended November 30, 2003, and the 2001 Predecessor’s loss for the three months ended March 31, 2001, the ratio coverage in the respective periods was less the 1:1. The Company, Predecessor and the 2001 Predecessor needed to generate additional earnings of $7,317,000, $29,056,000 and $9,169,000 for the one month ended December 31, 2003, the eleven months ended November 30, 2003, and the three months ended March 31, 2001, respectively, to achieve a coverage ratio of 1:1.